Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

11 August 2020

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Results for Announcement to the Market

James Hardie announced today its results for the 1st quarter and three months ended 30 June 2020 and is filing the following documents with the ASX:

•	ASX Coversheet
•	Media Release
•	Management’s Analysis of Results
•	Management Presentation
•	Condensed Consolidated Financial Statements

Copies of these documents are available on James Hardie’s investor relations website at www.ir.jameshardie.com.au.

Yours faithfully

Jason Miele
Chief Financial Officer

This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA),
Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895